SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERNAP NETWORK SERVICES CORPORATION
Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

45885A102
(CUSIP Number of Class of Securities)

601 Union Street, Suite 1000
Seattle, WA 98101
(206) 441-8800
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Walter G. DeSocio Vice President and General Counsel Internap Network Services Corporation 601 Union Street, Suite 1000 Seattle, WA 98101 (206) 441-8800	Stephen W. Fackler, Esq. Richard A. Grimm, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Transaction valuation*	Amount of Filing Fee

$5,517,000.00	$1,104.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 20,089,963 shares of common stock of Internap Network Services Corporation having an aggregate value of $5,517,000 as of November 15, 2002, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that Internap Network Services Corporation expects to acquire under this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,104.00	Filing Party:	Internap Network Services Corporation

Form or Registration No.	Schedule TO	Date Filed:	November 18, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

Introductory Statement

This is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2002, in connection with our offer to exchange certain options to acquire shares of our Common Stock, par value $0.001, upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated November 18, 2002, as amended by the Amendments to the Offer to Exchange, dated December 18, 2002. This amendment’s sole purpose is to report the results of the tender offer.

ITEM 4.    TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 5:00 p.m., Eastern Time, on Monday, January 6, 2003. The Company accepted for cancellation options to purchase an aggregate of 1,627,985 shares of our Common Stock. Subject to the terms and conditions of the Offer, the Company will grant options to purchase 1,627,985 shares of our Common Stock in exchange for such cancelled options.

Item 12.    Exhibits.

(a)(1)(A)*	Offer to Exchange, dated November 18, 2002.

(a)(1)(B)*	E-mail communication to Internap Network Services Corporation employees, dated November 18, 2002.

(a)(1)(C)*	Form of Election Form.

(a)(1)(D)*	Materials to be used in presentation to employees dated November 18, 2002.

(a)(1)(E)**	Form of Electronic Notice of to Employees of Internap Network Services Corporation Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange).

(a)(5)(A)
Internap Network Services Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, and incorporated herein by reference.

(a)(5)(B)
Internap Network Services Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

(a)(5)(C)
Internap Network Services Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002, and incorporated herein by reference.

(a)(5)(D)
Internap Network Services Corporation Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)*	Internap Network Services Corporation 2002 Stock Compensation Plan.

(d)(2)*	Form of Nonstatutory Stock Option Agreement under the Internap Network Services Corporation 2002 Stock Compensation Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 18, 2002.

**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 18, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNAP NETWORK SERVICES CORPORATION

By:	/S/ GREGORY A. PETERS
Name: Gregory A. Peters Title: President and Chief Executive Officer

January 8, 2002

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange, dated November 18, 2002.

(a)(1)(B)*	E-mail communication to Internap Network Services Corporation employees, dated November 18, 2002.

(a)(1)(C)*	Form of Election Form.

(a)(1)(D)*	Materials to be used in presentation to employees on November 18, 2002.

(a)(1)(E)**	Form of Electronic Notice to Employees of Internap Network Services Corporation of Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange).

(a)(5)(A)
Internap Network Services Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, and incorporated herein by reference.

(a)(5)(B)
Internap Network Services Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

(a)(5)(C)
Internap Network Services Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002, and incorporated herein by reference.

(a)(5)(D)
Internap Network Services Corporation Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)*	Internap Network Services Corporation 2002 Stock Compensation Plan.

(d)(2)*	Form of Nonstatutory Stock Option Agreement under the Internap Network Services Corporation 2002 Stock Compensation Plan

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 18, 2002.

**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 18, 2002.

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